 Filed by Cantor Equity Partners III, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners III, Inc.

Commission File No. 001-42716

AIR Limited

Date: November 7, 2025

As previously disclosed, on November 7, 2025, Cantor Equity Partners III, Inc. (“CAEP”), a Cayman Islands exempted company, and AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“Pubco”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”).

The following article was published on November 7, 2025, by Bloomberg:

Dubai Hookah Maker AIR to Go Public in Merger With Cantor SPAC

By Anthony Hughes

November 7, 2025 at 5:00 AM EST

Updated on November 7, 2025 at 9:57 AM EST

AIR Ltd., the owner of hookah brand Al Fakher, is planning to list in the US in the first half of next year through a merger with a blank check vehicle backed by Cantor Fitzgerald.

Dubai-based AIR is combining with Cantor Equity Partners III Inc., according to a statement seen by Bloomberg News. The special purpose acquisition company raised $276 million when it went public in late June. CEP III is led by Cantor Fitzgerald’s chairman and chief executive officer, Brandon Lutnick, the son of the current US Commerce Secretary and former Cantor CEO Howard Lutnick.

AIR is not raising any capital as part of the transaction, though the merger means it would collect any of the SPAC’s cash in trust that investors opt not to redeem ahead of the combination. CEP III shares fell 4.2% to $10.26 at 9:37 a.m. New York time on Friday following news of the deal.

The combination values the entity at $1.75 billion, which includes AIR’s projected net debt of $293 million at the end of this year, the statement said.

AIR hopes the listing will help it grow in the US, where it is promoting smoking flavored tobacco and other products through waterpipes as a lifestyle trend.

Earlier this week, the company signed Snoop Dogg to develop a new line of premium flavors. In recent years, the company began selling a pod-based hookah device to make it quicker and easier to smoke its product.

“Having a Nasdaq listing gives us the capital foundation, it will raise our profile and gives us the financial flexibility to drive hard our growth plans,” AIR CEO Stuart Brazier, a former British American Tobacco executive, said in a Bloomberg interview.

The listing could also make it easier for AIR’s private equity backer and majority owner, Kingsway Capital, to sell its stake after its efforts in recent years to go public in the United Arab Emirates came to naught.

AIR was known as Al-Eqbal Investment Co. when it traded publicly on the Amman Stock Exchange in Jordan. Kingsway took it private in 2020 in a deal that valued the company at more than $1.4 billion, including debt. The firm was subsequently rebranded as AIR, which stands for Advanced Inhalation Rituals.

AIR is profitable, unlike many SPAC targets, according to the company. Last year it generated $150 million in adjusted earnings before interest, tax, depreciation and amortization from its core products on revenue of $375 million, the statement said. AIR grew its top-line at a compound annual growth rate of 5% from 2020 to 2024, the company said.

The company started as a manufacturer of shisha molasses in 1999 and is now in more than 100 countries, also claiming a greater than 60% share of the US market.

Cantor remains among the most active banks in the SPAC business, both in bringing new vehicles public and advising on so-called de-SPAC transactions. This year alone, the bank has taken five SPACs public and announced business combinations for four of those it sponsors, according to SPAC Research data.

Last week, tokenization platform Securitize agreed to a merger with Cantor Equity Partners II Inc. that gives the combined company a pre-money equity value of $1.25 billion. The deal includes a $225 million private investment in public equity financing. Shares in CEP II closed Wednesday’s session at $11.52.

AIR is also outside the financial services, digital assets, healthcare, real estate services, technology and software industries that CEP III had initially identified as potential sources of targets when it went public, though its IPO filing also said it would not be limited to a particular industry or region.

The number of SPAC IPOs priced this year has nearly doubled to 108 and the proceeds from these offerings have more than doubled to $23 billion, according to SPAC Research. SPACs have completed 39 business combinations this year or less than the 73 for all of 2024, though nearly 100 are pending, according to the firm.

Read more: SPACS are back

Shares in the merged entity will trade under the ticker AIIR once the combination is completed in the first half of 2026, pending approvals including a shareholder vote. Barclays Plc is advising AIR on the transaction, while Cantor itself is advising the SPAC.

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Additional Information and Where to Find It

Pubco and CAEP intend to prepare, and Pubco intends to file with the Securities and Exchange Commission (the “SEC”), a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CAEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination pursuant to the Business Combination Agreement (the “Business Combination”) and any related transactions (together with the Business Combination, the “Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CAEP as of a record date to be established for the CAEP shareholder meeting for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. CAEP and/or Pubco will also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CAEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CAEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CAEP, PUBCO, AIR AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CAEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to AIR Limited, via email at investor@air.global, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

CAEP, Pubco, AIR and their respective directors, executive officers, and certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CAEP’s shareholders in connection with the Transactions. A list of the names of such persons, and information regarding their interests in the Transactions and their ownership of CAEP’s securities are, or will be, contained in CAEP’s filings with the SEC, including the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CAEP’s shareholders in connection with the Transactions, including the names and interests of CAEP’s, Pubco’s and AIR’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco, AIR and CAEP, as applicable, with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CAEP or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Transactions involving Pubco, CAEP and AIR, including expectations, intentions, hopes, beliefs, prospects, financial results and plans regarding Pubco, AIR, CAEP and the Transactions, statements regarding the anticipated benefits and timing of the completion of the Transactions, entry into certain agreements subsequent to the entry into the Business Combination Agreement, the satisfaction of closing conditions to the Transactions, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors, investor benefits, regulatory conditions, competitive position, technological and market trends, future financial condition and performance and expected financial impacts of the Transactions, the satisfaction of closing conditions to the Transactions and the level of redemptions of CAEP’s public shareholders, and Pubco’s and AIR’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CAEP’s securities; the risk that the Transactions may not be completed by CAEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of CAEP’s shareholders; failure to realize the anticipated benefits of the Transactions; the level of redemptions of CAEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CAEP Class A ordinary shares or the Pubco ordinary shares; the lack of a third-party fairness opinion in determining whether or not to pursue the Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Transactions; costs related to the Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business; risks related to increased competition in the industries in which Pubco will operate; risks that after consummation of the Transactions, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan including due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s ordinary shares will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s ordinary shares and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, CAEP or others following announcement of the Transactions, and those risk factors discussed in documents that Pubco and/or CAEP filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CAEP’s Quarterly Reports on Form 10-Q, and the Registration Statement that will be filed by Pubco and AIR and the Proxy Statement/Prospectus contained therein, and other documents filed by CAEP and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CAEP, AIR and Pubco presently know, or that CAEP, AIR and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CAEP, AIR and Pubco assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CAEP, AIR and Pubco gives any assurance that any of CAEP, AIR or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or Pubco or any other person that the events or circumstances described in such statement are material.

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